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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.


                                    FORM 11-K

                      FOR THE YEAR ENDED DECEMBER 31, 2000


[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934


     A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:


                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(K) SALARY SAVINGS PLAN


     B. NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                             6000 NATHAN LANE NORTH
                              MINNEAPOLIS, MN 55442
                                  763-268-6000



================================================================================

                              REQUIRED INFORMATION


1.      NOT APPLICABLE


2.      NOT APPLICABLE


3.      NOT APPLICABLE


4. THE COMPUTER NETWORK TECHNOLOGY CORPORATION 401(K) SALARY SAVINGS PLAN (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.





                                       2
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                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN
                        FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 2000 AND 1999

                                TABLE OF CONTENTS


                                                                                        Page
                                                                                        ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS....................................... 4

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999........................................................... 5

  Statements of Changes in Net Assets Available for Benefits for
     the years ended December 31, 2000 and 1999 ......................................... 6

  Notes to financial statements.......................................................... 7

SUPPLEMENTARY SCHEDULE

  SCHEDULE H, LINE 4(i):   Schedule of Assets Held for Investment
     Purposes........................................................................... 15

SIGNATURE................................................................................16

EXHIBIT INDEX............................................................................17

    Exhibit 23.01 - Consent of Independent Certified Public Accountants..................18

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Sponsor
Computer Network Technology Corporation
   401(k) Salary Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /s/ GRANT THORNTON LLP


Minneapolis, Minnesota
April 24, 2001 (except for the second paragraph of Note F as to which the date is June 13, 2001)



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




                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                  DECEMBER 31,



        ASSETS                                                     2000              1999
                                                               -----------       -----------
Cash                                                           $       --        $       210

Investments
  Fair value                                                     7,413,738         4,176,345
  Estimated fair value                                          21,093,703        20,603,966
  Contract value                                                 3,224,794         3,606,062
                                                               -----------       -----------
                                                                31,732,235        28,386,373

Receivables
  Participant elective deferral contributions                      104,027            93,033
  Employer match contributions                                     809,700           453,276
                                                               -----------       -----------
                                                                   913,727           546,309
                                                               -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                              $32,645,962       $28,932,892
                                                               ===========       ===========



The accompanying notes are an integral part of these statements.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                        FOR THE YEARS ENDED DECEMBER 31,



                                                                  2000              1999
                                                               ----------        -----------
ADDITIONS
  Investment income
    Net appreciation in fair value of investments              $   952,989       $ 6,051,450
    Interest and dividends                                         223,428           192,240
                                                               -----------       -----------
                                                                 1,176,417         6,243,690

  Contributions
    Participant elective deferrals                               3,864,059         3,158,981
    Participant rollovers                                        1,276,053         1,239,656
    Employer match                                                 817,700           453,276
                                                               -----------       -----------
                                                                 5,957,812         4,851,913
                                                               -----------       -----------

        Total additions                                          7,134,229        11,095,603

DEDUCTIONS
  Benefits paid to participants                                 (3,421,159)       (1,505,519)
                                                               -----------       -----------

        Net increase                                             3,713,070         9,590,084

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                           28,932,892        19,342,808
                                                               -----------       -----------

    End of year                                                $32,645,962       $28,932,892
                                                               ===========       ===========




The accompanying notes are an integral part of these statements.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999




NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

  Valuation of Investments

  The Computer Network Technology Corporation Common Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year.

  Assets in the Fidelity Advisor Equity Growth Account, Fidelity Advisor Balanced Account, Fidelity Advisor Growth Opportunities Account, CIGNA Charter Large Company Stock Index Fund, CIGNA Charter Growth and Income Fund, Dreyfus Founders Growth Account, Janus Worldwide Account, Neuberger Berman Partners Account, AIM Constellation Account, State Street Global Advisors Intermediate Bond Account, CIGNA Charter Small Company Stock Growth Fund, and Janus Adviser Balanced Account represent the Plan's share of the value of certain assets held in the insurance company's separate accounts. Such assets are stated at estimated fair value as determined by the insurance company based upon the fair value of the funds underlying assets. Income from these funds represents the Plan's share of income from the separate accounts.

  Assets in the CIGNA Charter Guaranteed Long-Term Fund represent the contract value, which approximates fair value, of a guaranteed investment contract held with an insurance company. The crediting interest rate and average yield for the guaranteed fund was 5.9% and 5.6% for 2000 and 1999. The crediting interest rate is determined semi-annually by Connecticut General Life Insurance Company (CIGNA) based upon market conditions.

  Participant loans are valued at the estimated fair value of the loan.

  All investments are participant directed.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 2000 AND 1999




NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -  Continued

  Plan and Administrative Expenses

  All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment income. During 2000 and 1999, $48,853 and $13,154 of investment fees were paid by the Plan and netted with investment income. Other administrative expenses, that are not offset by forfeitures of terminated participants' non-vested amounts, are paid by the Plan Sponsor, Computer Network Technology Corporation.

  Net Appreciation in Fair Value of Investments

  Net appreciation in the fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

  Benefits Paid to Participants

  Benefits paid to participants are recorded by the Plan when paid.

  Use of Estimates

  Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 2000 AND 1999




NOTE B  -  PLAN DESCRIPTION

  The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

  General

  The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1991 and elective deferrals were first permitted beginning July 1, 1991. Effective January 1, 2000, the employer match contribution amount and the vesting schedule were modified.

  Plan assets are held by a trustee, CG Trust Company.

  Eligibility

  All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least 1,000 hours of service in the first year are eligible to participate in the Plan beginning on the first day of the calendar quarter following one month of employment. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan, provided they are employees of the Company as of December 31. (See note F).

  Vesting

  Participant elective deferral contributions are 100% vested regardless of length of service. Beginning January 1, 2000, employer match contributions are 25% vested with one year of service, 50% vested with two years of service, 75% vested with three years of service, and 100% vested with four years of service. Prior to January 1, 2000, employer match contributions were 50% vested with two years of service, 75% vested with three years of service, and 100% vested with four years of service.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 2000 AND 1999




NOTE B  -  PLAN DESCRIPTION  -  Continued

  Funding Policy

  Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant's compensation, subject to limits established by law. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed on the first day of the calendar quarter.

  Matching employer contributions are at the discretion of the Plan Sponsor. The contribution is based on a matching percentage of eligible participant contributions, not to exceed a dollar amount, as determined by the employer. During 1999, the employer match was 50% of the participant elective deferral contribution, not to exceed $1,000. During 2000, the employer match was amended to 100% of the participant elective deferral contribution, not to exceed $1,500. The participant must be employed on the last day of the Plan year to share in the employer contribution. (See note F).

  Participants' Accounts

  Participants' accounts are credited with their participant contributions (elective deferral and rollover), discretionary employer matching contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the vested portion of the participant's account.

  Payment of Benefits

  On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant account is not fully distributed at termination of service, an installment payment may be elected by the participant. If the participant's vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the Agreement.




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




                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 2000 AND 1999




NOTE B  -  PLAN DESCRIPTION  -  Continued

  Plan Termination

  Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant's account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

  Net Transfers Between Accounts and Funds

  Assets of the Plan are held in various accounts and funds, as defined in the Plan summary. The Plan allows participants to direct their investments and to make transfers between these accounts and funds daily.

  Participant Loans

  Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 2000 and 1999 were $546,114 and $638,014. Such loans bear interest at the "prime rate" plus 1% at interest rates ranging from 7.00% to 10.50% and 7.00% to 9.75% as of December 31, 2000 and 1999. Principal
  and interest for active participants are repaid ratably through payroll deductions.

  Forfeitures

  The Plan allows for forfeitures of terminated participants' non-vested amounts to be transferred to the CIGNA Charter Guaranteed Long-Term Fund account at the time of the terminated participant's distribution or after a five year break-in-service period. Prior to the five year break-in-service limit, the forfeitures are held in the respective funds in a time restricted account on behalf of the Plan Sponsor. The Plan Sponsor may use these funds to offset administrative expenses.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 2000 AND 1999




NOTE C  -  INVESTMENTS

  The following investments represent 5 percent or more of the Plan's net assets.

                                                                         December 31,
                                                                  --------------------------
                                                                     2000            1999
                                                                  ----------      ----------
    Computer Network Technology Corporation
       Common Stock Fund, 257,310 and 182,075 shares              $7,413,738      $4,176,345
    Janus Worldwide Account, 48,101 and 34,882 units               3,510,384       3,074,575
    CIGNA Charter Guaranteed Long-Term
       Fund, 80,415 and 96,176 units                               3,224,794       3,606,062
    Fidelity Advisor Growth Opportunities
       Account, 48,799 and 63,789 units                            3,200,412       5,122,474
    CIGNA Charter Large Company Stock
       Index Fund, 44,861 and 45,385 units                         3,085,393       3,386,054
    Fidelity Advisor Equity Growth Account, 24,625 and
       23,040 units                                                2,467,730       2,610,992
    AIM Constellation Account, 37,983 and 17,621 units             1,702,518              *
    CIGNA Charter Growth and Income Fund, 49,695
       and 37,899 units                                            1,668,847              *
    Fidelity Advisor Balanced Account, 39,636 and 45,645
       units                                                              *        1,523,873

-------------
    * Represents less than 5 percent of the Plan's net assets.

  The Plan's investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

                                                                   Year ended December 31,
                                                               -----------------------------
                                                                   2000              1999
                                                               -----------        ----------
             Mutual Funds                                      $(3,300,249)       $3,203,375
             Common Stock                                        4,253,238         2,848,075
                                                               -----------        ----------

                                                               $   952,989        $6,051,450
                                                               ===========        ==========





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




                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           DECEMBER 31, 2000 AND 1999




NOTE D  -  INCOME TAX STATUS

  The Plan obtained its latest determination letter on December 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code
  (IRC). The Plan has been amended since receiving the determination letter. However, the Plan sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


NOTE E  -  PARTIES-IN-INTEREST

  Certain Plan investments are separate accounts managed by CG Trust Company, affiliated with CIGNA, and therefore, these transactions qualify as party-in-interest.

  The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest.

NOTE F - SUBSEQUENT EVENTS

  Beginning January 1, 2001, the employer match contribution was modified to 100% of the employee contribution, not to exceed $2,500 per calendar year for each eligible participant as defined in the Plan agreement. Also, the Plan no longer requires the participant to be employed on the last day of the Plan year to receive the employer match contributions as the match contributions will be made each payroll period.

  As of June 13, 2001, the fair value of the Plan's investment in shares of Computer Network Technology Corporation common stock declined by approximately $4,800,000 from December 31, 2000.




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




                             SUPPLEMENTARY SCHEDULE

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN
                                 EIN: 41-1356476
                                  PLAN NO: 001

               SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                               INVESTMENT PURPOSES

                                DECEMBER 31, 2000


        (b) Identity of issue, borrower,                                            (e) Current
 (a)        lessor or similar party              (c) Description of investment          value
 ---    --------------------------------         -------------------------------    ------------
 (*)    CG Trust Company                         CIGNA Charter Guaranteed
                                                   Long-Term Fund                   $  3,224,794

 (*)    CG Trust Company                         Fidelity Advisor Equity Growth
                                                   Account                             2,467,730

 (*)    CG Trust Company                         Fidelity Advisor Balanced
                                                   Account                             1,246,444

 (*)    CG Trust Company                         Fidelity Advisor Growth
                                                   Opportunities Account               3,200,412

 (*)    CG Trust Company                         CIGNA Charter Large Company
                                                   Stock Index Fund                    3,085,393

 (*)    Computer Network Technology              Computer Network Technology
            Corporation                            Corporation Common Stock Fund       7,413,738

 (*)    CG Trust Company                         CIGNA Charter Growth and Income
                                                   Fund                                1,668,847

 (*)    CG Trust Company                         Dreyfus Founders Growth Account       1,206,979

 (*)    CG Trust Company                         Janus Worldwide Account               3,510,384

 (*)    CG Trust Company                         Neuberger Berman Partners
                                                   Account                               383,377

 (*)    CG Trust Company                         AIM Constellation Account             1,702,518

 (*)    CG Trust Company                         State Street Global Advisors
                                                   Intermediate Bond Account             214,916

 (*)    CG Trust Company                         CIGNA Charter Small Company
                                                   Stock Growth Fund                   1,202,220

 (*)    CG Trust Company                         Janus Adviser Balanced Account          658,369

        Participant Loans                        Interest ranging from 7.00% to
                                                   10.50%                                546,114
                                                                                    ------------

                                                                                     $31,732,235
                                                                                    ============

----------------
(*)  Represents a party-in-interest to the Plan

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                         COMPUTER NETWORK TECHNOLOGY CORPORATION
                                         401 (k) SALARY SAVINGS PLAN

                                     By: COMPUTER NETWORK TECHNOLOGY CORPORATION
                                         PLAN ADMINISTRATOR

                                     By: /s/ Gregory T. Barnum
                                         ---------------------------------------
                                             Gregory T. Barnum
                                             Chief Financial Officer

Date:  June 20, 2001

                                  EXHIBIT INDEX

Exhibit
Page                 Description
-------              ------------
23.01                Consent of Independent Certified Public
                       Accountants.......................................  Electronically Filed